Direct Dial: (972) 628-3653	E-mail: jmcphaul@munckwilson.com

October 9, 2014

VIA FEDERAL EXPRESS

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F. Street Northeast
Washington, D.C.  20549

Re:	Bonamour, Inc. Form 10-K Filed March 31, 2014 File No. 0-53186

Dear Mr. O’Brien:

This letter is being sent on behalf of Bonamour, Inc. (the “Company”) in response to your letter addressed to Nathan Halsey, President, Chief Executive Officer and Secretary of the Company, dated September 15, 2014 (the “Letter”). Set forth below are the responses of the Company to each of the comments contained in the Letter.  For ease of reference, each comment in your Letter has been repeated below and numbered, and the responses set forth below each comment.

Form 10-K for the year ended December 31, 2013

Business, page 2

1.
We note your response to comment 1 of our letter dated July 30, 2014, stating, among other things, that the annual report disclosures regarding the company’s operations are accurate. Please explain to us how your repeated disclosures that your products were developed by BAI and that the “intellectual property rights in the ingredients, materials, technology and processes used to manufacture [y]our products are generally owned by [y]our suppliers” are consistent with your response to our comment that under the Assignment of Trademark Rights you assumed all responsibility for further development, manufacture and packaging of Bonamour-branded products. The Assignment of Trademark Rights agreement does not appear to assign you the right to develop, manufacture and package Bonamour-related products, but rather it assigns you the right, title and interest to the “BONAMOUR” trademark throughout the world. In addition, we note that the rights granted under the Trademark License Agreement (Exhibit 10.3 to the Form 10-K for fiscal year ended December 31, 2011) also appear inconsistent with the rights assigned under the Assignment of Trademark Rights (Exhibit 10.4 to the Form 10-K for fiscal year ended December 31, 2011). While these two documents appear to have been executed on the same day, the first grants the company an exclusive license “to use the BONAMOUR™ Marks in [Asia] in connection with the promotion, advertising, sale and distribution of the Goods and Services” [emphasis added], while the second “sells, assigns and transfers to [you] the entire right, title and interest in and to the [BONAMOUR mark] throughout the world, as fully and entirely as the same would have been held and enjoyed by [BAI]” [emphasis added]. Please address our prior comment 1 in full as well as address the inconsistencies in the rights granted under the two agreements. Please ensure that in your response to identify in detail the services you provide to your sole customer and controlling shareholder.

Mr. Terence O’Brien
Securities and Exchange Commission
October 9, 2014

Response: The right to develop the products sold by Company is not proprietary and the Company has never suggested that such rights are proprietary. Nevertheless, the right to utilize the BONAMOUR trademark and brand products as such is proprietary to the Company in light of its ownership of the trademark. Though Bonamour International, LLC (“BAI”) initially owned the BONAMOUR trademark, it was transferred to the Company pursuant to the terms of the Assignment of Trademark Rights between the parties on March 20, 2012. In light of the fact that BAI desired to purchase BONAMOUR branded products from the Company for resale in Asia, and the fact that the Company desired to facilitate such customer relationship, the Company licensed back to BAI specific limited rights under the terms of the Trademark License Agreement on the same date to permit BAI to undertake such resale operations.  As such, disclosures in the Form 10-K regarding the transfer of trademark rights to BAI and the limited license back of certain of those rights to BAI for use in connection with sales in Asia is not inconsistent. As noted in the Company’s prior response to the staff’s comments, following the assignment of the BONAMOUR trademarks, all BONAMOUR branded product development, packaging and manufacturing is arranged by and under the direction of the Company. As such, the Company believes its disclosures regarding the Company’s operations are accurate.

2.
We note your response to comment 2 of our letter dated July 30, 2014. However, you have provided no analysis to support your belief that you are not a shell company. Supplementally, please explain to us in detail the nature of your operations related to the $202,765 revenue generated in 2013. In the alternative, please amend the Form 10-K to reflect your shell company status.

Response: As defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, a “shell company” is a registrant that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets. The Company believed at the time of the filing of the Form 10-K that the first prong of the test for determining whether or not a registrant is a shell company was not satisfied in light of the fact that during 2013, the Company was actively engaged in the development and sale of Bonamour branded skincare products. As noted in the Company’s prior response, such operations clearly existed and were more than “nominal” which is evidenced by the fact that the revenues generated from the development and sale of its Bonamour-branded products totaling $202,765 in 2013. In light of the foregoing, the Company believes that characterization as a shell company would have been inappropriate. Notwithstanding the foregoing, it should be noted that the Form 10-Q filings made on behalf of the Company for the first two quarters of 2014 have reflected the Company’s conclusion that its operations have diminished to the point that it should be classified as a shell company for the periods reflected in such reports.

Mr. Terence O’Brien
Securities and Exchange Commission
October 9, 2014

Sourcing, Manufacturing and Quality Assurance, page 5

3.
In response to comment 5 of our letter dated July 30, 2014, you state that Cosmetics Laboratories began manufacturing product for you in 2011. This appears to be inconsistent with your response to comment 1 in which you indicate that you began developing the Bonamour products in 2012 pursuant to the Assignment of Trademark Rights agreement. Please tell us what products Cosmetics Laboratories were producing for you in 2011. Moreover, your disclosure that you “expect Cosmetic Laboratories will handle the manufacture, packaging and shipping of [y]our products, and initially, it will serve as [y]our sole supplier of such services” [emphasis added] suggests that Cosmetic Laboratories had not begun providing services to you at the time of the filing of the Form 10-K for the most recently completed fiscal year. We may have additional comments following the review of your response.

Response: Please be advised that activities related to development and manufacture of products is distinct from the right to brand them as BONAMOUR products. Though the Company began working with Cosmetic Laboratories to develop and manufacture products (which ultimately became known as the BONAMOUR Rejuvenating Trio) in 2011, such products were not ultimately branded as BONAMOUR products or packaged for final sale until 2012. Furthermore, in light of the fact that disclosures in the 2013 Form 10-K clearly indicate that Cosmetic Laboratories has manufactured product that was sold by the Company, the Company believes the context clearly indicates that the words “will” and “initially” in the above referenced disclosures merely indicate that it is but may not in the future be the only manufacturer of Bonamour products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 12

4.
We note your response to comment 6 of our letter dated July 30, 2014, in which you indicate that the $202,765 in revenues for 2013 were from a prepayment order in 2011. Note 4 of your financial statements states that (i) the prepayment was in the amount of $1,511,520, and in November 2012, $906,750 of which was returned to BAI; (ii) the company recorded sales of $560,000; (iii) it offset $11,379 and $23,450 of the initial deposit against the amounts due to the company by BAI; and then (iv) it reclassified the remaining balance of $9,761 to loans from related parties. Based on this disclosure, there appears to have been no remaining balance of $202,765 from the deposit that could have been attributable to the 2013 revenues. Please advise.

Mr. Terence O’Brien
Securities and Exchange Commission
October 9, 2014

Response: Please be advised that the $202,765 of revenue was derived from sales of Bonamour product to BAI in 2013. As disclosed in Note 3 – (Related Parties) of the footnotes accompanying the condensed financial statements filed with the Company’s Form 10-Q for the quarterly period ending June 30, 2013, in April 2013 the Company offset $29,892 in payables to BAI (in connection with expenses advanced on the Company’s behalf) by applying such amount to satisfy accounts receivables from BAI (purchase price obligations for Bonamour product). Similarly, the Company applied $172,873 of accounts receivables from BAI (again, product purchase price owed by BAI) to partially settle a loan from BAI.

Financial Statements

5.
We have read your response to comment 9 in our letter dated July 30, 2014. It is unclear how you concluded that the specific language in the guidance cited in the comment does not apply. In this regard, please reconcile your accounting with ASC 805-50-30-5, which states that transfers of assets between entities under common control be transferred at carryover basis. Identify also the authoritative GAAP that supports the recognition of profits based only on industry averages. If relevant, please provide to us the industry data you reference in your response for all periods presented and correlate that data with the gross margins reflected in the 2012-2013 financial statements.

Response: The Company believes ASC 805 does not apply to the product sales transactions at issue.  Specifically, ASC 805-10-5-01 states that “the Business Combination Topic provides guidance on the accounting and reporting for transactions that represent business combinations to be accounted for under the acquisition method….”  It further refers to Subtopic 805-50 which provides guidance “on transactions sometimes associated with business combinations but that do not meet the requirements to be accounted for as a business combination under the acquisition method.”

ASC 805-50-05-1 states that the “Subtopic provides guidance on the accounting and reporting for two transactions that have certain characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations…” Paragraph 05-4 reiterates the fact that the guidance related to business combinations does not apply to combinations between entities or businesses under common control.

Mr. Terence O’Brien
Securities and Exchange Commission
October 9, 2014

Please be advised that the sales of BONAMOUR branded products from the Company to BAI were not intended to be business combination asset transfers as contemplated under ASC 805-50-05-1 or any of ASC 805 Subtopics. In fact, the sales of product from the Company to BAI have few if any characteristics that are similar to a business combination and are not the type of transaction that is “sometimes associated with business combinations” as referred to in ASC 805-10-5-01.  Rather they were intended by both parties to be commercial sales transactions of products from the Company to BAI that were expected to be subsequently resold by BAI to end users and the documents supporting the transaction clearly support a product sale versus a business combination or other equity related transaction. The transactions did not result in the issuance of additional equity interests or debt securities and there was not a change in the reporting entity.  Under such circumstances, it is clear that the sales transactions were intended to be characterized as revenue transactions for the Company.

Considering the guidance of ASC 805-50-30-5, the net assets that the Company received as consideration for the products sold was cash and the carrying amount of that cash in the accounts of BAI at the date of transfer was the same dollar amount as recorded by the Company.

Furthermore, because the intention of any related party transaction can be second guessed after the fact by users of the financial statements, it is important that all significant aspects of the relationship and the transaction be disclosed.  With respect to the product sales transactions, the Company believes that the relationship between the Company and BAI and the significant aspects of the transaction were adequately disclosed consistent with ASC 850-10-50-5 and 6 and that the price at which the products were sold is an objectively clear basis for recognition of the gains on such transactions.  As such, the Company believes (and its auditors have concurred) that, from an accounting and disclosure perspective, the presentation of the product sales transactions set forth in the Form 10-K financial statements is appropriate.

Exhibits

6.  It appears that the Assignment of Trademark Rights and License Agreement were previously filed as exhibits to your Form 10-K filed April 12, 2012, but are not included in your exhibit index. In future filings, please revise your exhibit index to include these agreements.

Response: Please be advised that the Company will provide reference to the Assignment of Trademark Rights and License Agreement in the exhibit index of future filings, as appropriate.

Mr. Terence O’Brien
Securities and Exchange Commission
October 9, 2014

The Company believes the above responses address all of the Staff’s comments and respectfully suggests that no amendment to the Form 10-K is necessary in light thereof.  If you have any questions or further comments regarding the Company’s responses to your comments, please contact the undersigned at (972) 628-3653.

Sincerely, Jeffrey M. McPhaul

JMM:jmb

cc:          Mr. Nathan Halsey